FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/4/2016

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing that shareholders approve all resolutions on the agenda of Ternium’s annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder

Name: Arturo Sporleder

Title: Secretary of the Board of Directors

Dated: May 4, 2016

Press Release

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Shareholders Approve all Resolutions on the Agenda of Ternium’s Annual General Meeting

Luxembourg, May 4, 2016 – The annual general meeting of shareholders of Ternium S.A. (NYSE: TX), which was held today in Luxembourg, approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2015 and the proposed dividend of US$0.09 per share (US$0.90 per ADS). The dividend will be paid on May 13, 2016, and the corresponding record date will be May 10, 2016.

In addition, the shareholders re-elected Ubaldo José Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous Vargas, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders meeting that will be convened to decide on the 2016 accounts. The meeting also re-appointed PricewaterhouseCoopers, Societé coopérative, Cabinet de révision agréé, as Ternium’s independent auditor for the 2016 fiscal year.

The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Agustín Novegil as Ternium’s chief executive officer, and confirmed Ubaldo José Aguirre, Vincent Robert Gilles Decalf and Adrián Lajous Vargas as members of the board’s audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee qualify as independent directors under our articles of association.

For a summary of the resolutions adopted at the meetings, please see the report on Form 6-K submitted to the U.S. Securities and Exchange Commission, available through http://www.sec.gov/.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.